SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 873197107                                           Page 2 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Australia
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 3 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio

--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
                ------- --------------------------------------------------------
                 8      SHARED VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY       9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING             338,900
 PERSON WITH    ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 4 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corporation
          13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            338,900
                    ------- ----------------------------------------------------
  NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                -0-
  OWNED BY          ------- ----------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                338,900
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 5 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership
          13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
               -------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY     -------  --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            338,900
               -------  --------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 6 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        100
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            100
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 7 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Watkins C. Johnston
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        1,000
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            1,000
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 8 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark J. Dessy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          5,000
    NUMBER OF     ------- ------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              -0-
      EACH        ------- ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
   PERSON WITH
                          5,000
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 9 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MS TP Limited Partnership
          35-2162082
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

----------------- ------- ------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY            -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
----------------- ------- ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 12 to Schedule 13D amends Items 4 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-10 by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz"), HS Morgan Corporation, a Delaware corporation ("HS Morgan"), Watkins C. Johnston ("Mr. Johnston"), Mark J. Dessy ("Mr. Dessy"), and MS TP Limited Partnership, a Delaware limited partnership ("MS TP") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 4.  Purpose of Transaction.

On May 9, 2002 Workstream Inc., an affiliate of the Filers, submitted to Tab Products Co. the offer letter attached hereto as Exhibit No. 1.

Item 7.   Materials to be filed as Exhibits.

1.     Offer letter to Tab Products Co. dated May 9, 2002.

Dated: May 13, 2002

*Phillip Ean Cohen

/s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz

*Watkins C. Johnston

*Mark J. Dessy

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:/s/ Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By: HS MORGAN CORPORATION,
the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

HS MORGAN CORPORATION,
a Delaware corporation

By:/s/ Thaddeus S. Jaroszewicz
Its: President

MS TP LIMITED PARTNERSHIP,
a Delaware limited partnership

By: MSTP, LLC, the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

*By:/s/ Thaddeus S. Jaroszewicz
      Thaddeus S. Jaroszewicz
      Attorney-in-Fact

Exhibit No. 1

Workstream Inc.
3158 Production Drive
Fairfield, Ohio 45014

May 9, 2002

Mr. Hans Wolf
Chairman of the Board
Tab Products Co.
c/o TM Capital Corp.
One Battery Park Plaza, 35th Floor
New York, New York 10004

Dear Mr. Wolf:

In accordance with the procedures set forth by your investment banker, TM Capital Corp. (“TM Capital”), this constitutes the offer letter of Workstream Inc. (“Workstream”) for all the outstanding shares of common stock of Tab Products Co. (“Tab”).

The merger consideration to be received by Tab’s shareholders would be $7 per share.

Workstream would effect the share acquisition by means of a cash merger of Tab with an affiliate of Workstream (“Merger Co.”). The consideration to be received by Tab shareholders would consist of Six Dollars ($6.00) per Tab share in cash and One Dollar ($1.00) per Tab share in principal amount of a five year, 12% subordinated note of the corporation surviving the merger (the “Note”). The Note would begin amortizing $1 million of principal amount at the end of each of the third and fourth years, and be repaid in full by the end of the fifth anniversary of the transaction.

The merger agreement would be subject to the execution of mutually satisfactory merger documentation which, among other things, would include, but not be limited to, warranties, representations, conditions precedent, and deal protection provisions. In addition, closing the transaction will be subject to:

  Completion of due diligence, including, but not limited to, visits to Tab's Mayville, San Antonio and Toronto operations;
  Meeting the preconditions to our financing arrangements in a manner satisfactory to Workstream. This will require audits of Tab’s accounts receivable and inventory, and appraisals of Tab’s property and equipment;
  No material adverse change in the business or financial condition of Tab.

Workstream has arranged financing for the merger with LaSalle Bank and anticipates being able to close the merger transaction, subject to receipt of regulatory approvals and shareholder approval, no later than August 31, 2002.

We look forward to your prompt response and to completing a mutually satisfactory transaction.

Sincerely,

Thaddeus S. Jaroszewicz

Thaddeus S. Jaroszewicz
Chief Executive Officer